

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 13, 2008

<u>By U.S. Mail and facsimile</u>

Harold Roy Shipes
Principal Executive Officer
International Silver, Inc.
8040 South Kolb Road
Tucson, Arizona 85706

> **Re:** **International Silver, Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form SB-2**
> **File No. 333-147712**
> **Filed February 1, 2008**

Dear Mr. Shipes:

We have reviewed your amended filing and your response letter dated February 1, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that amendments to Regulation S-K became effective February 4,
        2008 and that Form SB-2 was eliminated as of that date. With your next
        amendment, please amend your registration statement to comply with the new
        rules. Refer to Release 33-8876 (December 19, 2007) and the "Compliance Date"
        section.

Business, page 3

2.   We note your response to comments 7 and 21. Please revise your disclosure
        throughout the prospectus to assure that you consistently refer to yourself as an
        exploration stage company.

Results of Operations, page 39

3.   You disclose on page 38 that "Our cash on hand of $40,728 as of January 18,
        2008, is insufficient to cover our expenses for less than one month." Please
        provide updated information regarding your liquidity with each amendment of the
        registration statement.

4.   Please explain the statement on page 40 that "The increase [in net loss] was due to
        reduced spending for purchase of mineral interests."

Sales of our common stock under Rule 144, page 48

5.   Please be aware that certain revisions to Rule 144 will take effect February 15,
        2008. See Release No. 33-8869 (Dec. 17, 2007). You should make conforming
        changes to your disclosure, as appropriate.

Consolidated Statements of Cash Flows, page F-6

6.   We have considered your response to our prior comment number 25 in our letter
        of December 27, 2007. We reissue our comment with regard to your debt to
        equity conversion in Fiscal Year 2007.

Closing Comments

        Please amend your registration statement in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Harold Roy Shipes
International Silver, Inc.
February 13, 2008
Page 4

You may contact Gary Newberry at (202) 551-3761 or, in his absence, Sandra Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler at (202) 551-3718 if you have any questions on the engineering comments. Please contact Sean Donahue at (202) 551-3579 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: S. Donahue
        G. Newberry
        S. Eisen
        K. Schuler
        Frederick M. Lehrer
        (Fax 561-416-2855)